Exhibit 99.1

PRESS RELEASE

AerCap Signs $160 Million Credit Facility for Five Boeing 737-800s

Amsterdam, The Netherlands; November 1, 2012 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a new $160 million credit facility with a ten year term for five Boeing 737-800 aircraft. The aircraft will be leased to American Airlines and form part of AerCap’s previously announced transaction with American Airlines for the purchase and leaseback of new Boeing 737-800 aircraft.

The facility was co-arranged by Commonwealth Bank of Australia, Norddeutsche Landesbank Girozentrale, DVB Bank SE and Landesbank Hessen-Thüringen Girozentrale. DVB Bank SE acted as coordinating bank and Crédit Agricole Corporate and Investment Bank acted as facility agent.  The facility contains a feature which allows the total facility size to be increased up to $384 million for a maximum of twelve Boeing 737-800 aircraft.

This financing transaction is in addition to the $400 million credit facility for twelve Boeing 737-800 aircraft for American Airlines, which was announced in October 2011.

Paul Rofe, Group Treasurer of AerCap said: “With this new facility, which provides for additional aircraft, we have committed financings for the most significant portion of our American Airlines deliveries.”

The total amount of financing transactions AerCap has completed year-to-date is $1.0 billion.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com